FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

August – 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ).

Enclosure:	Press release dated August 6, 2003 announcing Transgene’s Financial Results For the Second Quarter 2003

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG C&O
Philippe Poncet	Julio Cantre	Marie-Carole de Groc/
Chief Financial Officer	(212) 798 9779	Odile Rebattet
(+ 33) 3 88 27 91 21		(+33) 1 58 47 95 07/06

Transgene Announces Second Quarter 2003 Financial Results

Strasbourg, France, August 6, 2003 –  Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE or FR0005170580) today announced financial results for the second quarter ended June 30, 2003.

Transgene had total revenues of € 0.4 million (US$ 0.5 million) in the second quarter of 2003, compared to € 0.1 million (US$ 0.1 million) for the same period in 2002. Revenues from the Association Française contre les Myopathies (“AFM”) were excluded from the second quarter of 2002 in compliance with accounting rules that did not permit the Company to record these amounts until after the AFM Agreement was renewed in December 2002.

Operating expenses increased € 0.5 million (US$ 0.6 million) to € 5.8 million (US$ 6.7 million) for the second quarter of 2003 compared to € 5.3 million (US$ 6.1 million) for the second quarter of 2002. This increase was primarily attributable to increased clinical trial and manufacturing costs.

Transgene recorded a net loss of € 5.1 million (US$ 5.9 million), or € 0.51 (US$ 0.58) per share, for the second quarter of 2003 compared to a net loss of € 4.8 million (US$ 5.5 million), or € 0.47 (US$0.54) per share for the same period in 2002.

The net loss for the six months ended June 30, 2003 was € 9.9 million (US$ 11.4 million), or € 0.98 (US$ 1.13) per share, compared to € 9.6 million (US$ 11 million), or € 0.95 (US$ 1.09) per share for the same period in 2002.

Cash expenditures were € 9.7 million (US$ 11.2 million) for the first six months of 2003, leading to cash and cash equivalents totaling € 44.8 million (US$ 51.5 million) at June 30, 2003.

Note: The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.1502, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003.

Highlights in the second quarter of 2003

On May 14, 2003, Transgene announced progress in its cancer clinical development programs: as of that date, each of Transgene’s four cancer product candidates (MVA-Muc1-IL2 and MVA-HPV-IL2 in Phase II, Ad-IFNγ and Ad-IL2 in Phase I/II) had generated clinical data supporting further specific development. Transgene intends to pursue the development of MVA-HPV-IL2 and Ad-IFNγ in monotherapy settings for early stage diseases, and MVA-Muc1-IL2 and Ad-IL2 in combination with chemotherapy for advanced cancers.

On June 5, 2003, the AFM and Transgene released results of the Phase I gene therapy trial on Duchenne and Becker muscular dystrophies at the American Society of Gene Therapy Annual Meeting.

On June 7, 2003, Transgene presented positive Phase I/II data on its Ad-IFNγ product candidate in cutaneous lymphoma at the American Society of Gene Therapy Annual Meeting.

On July 23, 2003, Transgene announced that Ad-IFNγ product candidate received orphan drug designation in Europe, which will lead to protocol-design assistance for further clinical development and a ten-year marketing exclusivity if the product receives marketing approval.

Jean-Francois Carmier, Chief Executive Officer of Transgene, stated, “We are extremely pleased with the progress of our clinical programs through the first half of this year. We believe the recent EU designation of our Ad-IFNγ product as an Orphan Medicinal Product validates our investments to date on both this product and our broader gene-based immunotherapy platform of multiple product candidates validated in early-stage trials.”

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer. Transgene has five products in clinical development. Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding  the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

(financial tables follow)

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

Condensed Consolidated Balance Sheets

(US GAAP)

(Amounts in thousands)

	June 30,		December 31,
	2003	2003	2002
	US$	€	€
	Unaudited		Audited
ASSETS
Cash and cash equivalents	51 498	44 773	54 491
Other current assets	3 232	2 810	3 207
Total current assets	54 730	47 583	57 698
Property, plant and equipment, net	9 578	8 327	8 666
Other assets	401	349	516
Total assets	64 709	56 259	66 880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	5 508	4 789	5 277
Total long-term liabilities	7 098	6 171	6 396
Total shareholders’ equity	52 103	45 299	55 207
Total liabilities and shareholders’ equity	64 709	56 259	66 880

Note :  The financial information expressed in US$ has been translated solely for the convenience of the reader at € 1.00 = $ 1.1502, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003.

Condensed Consolidated Statements of Operations

(US GAAP - unaudited)

(Amounts in thousands except share and per share data)

	Three months ended June 30,				Six month ended June 30,
	2003	2003	2002		2003	2003	2002
	US$	€	€		US$	€	€
Revenues
Revenues from collaborative and licensing agreements	487	423	110		1 517	1 319	193
Grants received for research and development	0	0	0		0	0	0
Total revenues	487	423	110		1 517	1 319	193

Operating expenses
Research and development	(5 408)	(4 702)	(4 400	)(1)	(11 333)	(9 852)	(9 055)
General & administrative	(1 289)	(1 121)	(939	)(1)	(2 317)	(2 015)	(1 770)
Total operating expenses	(6 698)	(5 823)	(5 339)		(13 649)	(11 867)	(10 825)

Loss from operations	(6 211)	(5 400)	(5 229)		(12 132)	(10 548)	(10 632)

Interest and other income, net	332	289	455		743	646	1 053
Income tax benefit	0	0	0		0	0	0
Net loss	(5 879)	(5 111)	(4 774)		(11 389)	(9 902)	(9 579)

Loss per ordinary share	(0.58)	(0.51)	(0.47)		(1.13)	(0.98)	(0.95)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760		10 055 760	10 055 760	10 055 760

Loss per ADS (American Depositary Share)	(0.19)	(0.17)	(0.16)		(0.38)	(0.33)	(0.32)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280		30 167 280	30 167 280	30 167 280

(1)          For comparability between 2003 and 2002, an amount of € 0.383 million (US$ 0.441 million) in the second quarter of 2002 has been reclassified from “General and administrative expenses” to “Research and development expenses.”

Note : The financial information expressed in US$ has been translated solely for the convenience of the reader at € 1.00 = $ 1.1502, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2003	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer